Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226841

Prospectus Supplement No. 1
(to prospectus dated September 20, 2018)

5,100,000 Class A Units Consisting of Common Stock and Warrants and

8,225 Class B Units Consisting of Series A Convertible Preferred Stock and Warrants

This prospectus supplement supplements our prospectus dated September 20, 2018 relating to the offering by us of 5,100,000 Class A Units consisting of one share of our common stock and one warrant to purchase one share of our common stock, at an exercise price equal to $0.25, which warrants will be exercisable upon issuance and will expire five years from date of issuance. The shares of common stock and warrants that are part of a Class A Unit are immediately separable and will be issued separately in this offering. We are also offering to those purchasers, if any, whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity, in lieu of purchasing Class A Units, to purchase Class B Units. Each Class B Unit will consist of one share of our newly designated Series A Convertible Preferred Stock, or the Series A Preferred, with a stated value of $1,000 and convertible into 4,000 shares of our common stock at a conversion price of $0.25, together with warrants to purchase 4,000 shares of our common stock, at an exercise price of  $0.25 per share. The shares of Series A Preferred do not generally have any voting rights unless and until converted into shares of common stock. The shares of Series A Preferred and warrants that are part of a Class B Unit are immediately separable and will be issued separately in this offering.

You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Exercise Price of Warrants

In no event shall the exercise price of the warrants issued in the offering be reduced to a price less than $0.10 per share, except as a result of stock splits, stock dividends or similar events.

The date of this prospectus supplement is September 25, 2018